 1-A/A LIVE 0001675426 XXXXXXXX 024-10556 true Sigmata Electronics, Inc. DE 2016 0001675426 5731 00-0000000 0 2 28 Apollo Road Suite 6A East Providence RI 02914 401-714-5337 Jeffrey DeNunzio Other 100.00 0.00 0.00 0.00 100.00 648.00 0.00 648.00 -548.00 100.00 0.00 5063.00 0.00 -5063.00 0.00 0.00 MaloneBailey, LLP common stock 40000000 000000000 none preferred stock 0 000000000 none none 0 000000000 none true true Tier2 Audited Equity (common or preferred stock) Y N N Y N Y 22000000 40000000 0.01 60000.00 50000.00 0.00 0.00 110000.00 true AL AK AZ AR CA CO CT DE FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA RI SC SD TN TX UT VT VA WA WV WI WY DC PR AL AK AZ AR CA CO CT DE FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA RI SC SD TN TX UT VT VA WA WV WI WY DC PR Sigmata Electronics, Inc. common stock 40000000 40000000 .0001 par value Section 4(2) of the Act. 0